Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION

                                1445 ROSS AVENUE
                                   SUITE 3200
                               DALLAS, TEXAS 75202
                                                              AUSTIN, TEXAS
                                  (214) 855-4500             (512) 499-3800
                             FACSIMILE (214) 855-4300       CHICAGO, ILLINOIS
                                                             (312) 425-3900
                                  www.jenkens.com            HOUSTON, TEXAS
                                                             (713) 951-3300
 Douglas M. Berman                                       LOS ANGELES, CALIFORNIA
  (214) 855-4149                                             (310) 820-8800
dberman@jenkens.com                                        SAN ANTONIO, TEXAS
                                                             (210) 246-5000
                                                            WASHINGTON, D.C.
                                                             (202) 326-1500

                                October 14, 2005

VIA EDGAR FILING
----------------

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628
Attention:    Daniel F. Duchovny, Attorney-Advisor
              Office of Mergers and Acquisitions

         Re:      FIRSTPLUS Financial Group, Inc.
                  Revised Preliminary Proxy Statement on Schedule 14A Filed October 11, 2005
                  File No. 1-13753

Ladies and Gentlemen:

     On behalf of FIRSTPLUS Financial Group, Inc. (the "Company"), we are transmitting via EDGAR to the Securities and Exchange Commission (the "Commission") the revised Schedule 14A (Amendment No. 2) of the Company (the "Amended Proxy Statement"). In addition, we are transmitting to the Commission the following responses of the Company to the comments of the Commission's staff (the "Staff") as set forth in the letter of Daniel F. Duchovny, Attorney-Advisor, Office of Mergers and Acquisitions, dated October 12, 2005 (the "Comment Letter").

     The responses herein are based on information provided to this firm by the Company. The Amended Proxy Statement incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment prior to the response.

Schedule 14A

Security Ownership of Certain Beneficial Owners and Management

1. We reissue comment 16 in part. Please revise the last sentence in the first paragraph as previously requested, with respect to The FPFX Shareholder Value Committee since that committee has field a Schedule 13D. As currently drafted, your disclosure states that the committee has not made the required filing.

     In response to the Staff's comment, the Company has revised this paragraph to refer to the FPFX Shareholder Value Committee by name and use a defined term to refer to a separate "committee" to clarify the fact that it is only the separate Additional Committee that has not filed a Schedule 13D. The Amended Proxy Statement now states that "The Company is also aware of an additional purported "committee" (the "Additional Committee") that may include Company shareholders in addition to the FPFX Shareholder Value Committee listed in the table below. Neither the FPFX Shareholder Value Committee nor the Additional Committee is affiliated with the Company in any way. As of the date of filing of this Proxy Statement, neither the Additional Committee nor the petitioner group in the Court Action have filed a Schedule 13D as required by the Securities Exchange Act of 1934." In addition, footnote six to the table references the Schedule 13D filed by the FPFX Shareholder Value Committee, which has been updated to reference their most recent Schedule 13D/A filing in the Amended Proxy.

2. Refer to your disclosure regarding the additional committee. If you believe additional shareholders have formed a group, then please provide us additional information in this regard. Based upon public information, it is unclear whether a group has been formed as you state in your disclosure.

     It is unclear whether a group has been formed because we believe the persons constituting the group or groups may not have adequately disclosed their identity. The Company is aware of a group which calls itself the FPFX Steering Committee that disseminates information to Company shareholders in the form of regularly published and disseminated FPFX Steering Committee Updates. Danford L. Martin is member of both purported "committees," but there is little public information regarding such committees in the form of disclosure documents filed with the Commission. The Company believes it would be misleading to go into detail regarding the name, composition or status of such committee in its filings with the Commission since the Company does not have enough information to definitively state the size and holdings of such committee. As we discussed with Daniel F. Duchovny of the Staff in a telephone conference on October 13, 2005, the Company is providing an example of the FPFX Steering Committee Updates (the "Update") under separate cover via fax. Please note that the Company was not involved in any way in preparing the Update and is not responsible for, nor does it in any way comment on, the truth and accuracy of the statements made therein.

3. It appears form each of the preliminary proxy statement and the Schedule 13D amendment filed by The FPFX Shareholder Value Committee on October 6, 2005, that Mr. Gulenyan is no longer part of the committee. Please revise the table to update the disclosure accordingly.

     In response to the Staff's comment, the Company has revised the table to update the disclosure based upon the information contained in the Schedule 13D amendment filed by the FPFX Shareholder Value Committee on October 6, 2005.

Form of Proxy
-------------

4. We reissue comment 17 because: (1) your "for" box does not indicate that it is a box "for all"; and (2) you do not indicate that if security holders wish to withhold votes for particular nominees, they must check the "for" box and then withhold votes by writing in names of the particular nominees below. We are concerned that a security holder would check the "withhold for all" box and then write in names below. It is unclear how that proxy would be voted. Please see the sample proxy in Exchange Act Release No. 31326 (October 16, 1992), cited in our prior comment.

     In response to the Staff's comment, the Company has revised its proxy card to indicate that its "for" is a box "for all" and to indicate that if security holders wish to withhold votes for particular nominees, they must check the "for" box and then withhold votes by writing in names of the particular nominees below.

Closing Comments
----------------

     The Company acknowledges the Commission's comments. These general comments have been noted and/or complied with to the extent applicable to the Amended Proxy Statement.

     Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

                                                   Sincerely,

                                                   /s/ Douglas M. Berman

                                                   Douglas M. Berman

cc: Jack (J.D.) Draper
    Andrew E. Jillson, Esq.
    Joseph C. Edwards, Esq.
    Robert W. Dockery, Esq.
    James W. Puzey, Esq.